		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 14, 15	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Mark J. Longo, 3	Aaron B. Singer
		L.K. Larry Yen, 11	Amy A. Mortimore	Jane Glanville
		Brent C. Clark	Conrad Y. Nest, 11	Richard T. Weiland
		Allyson L. Baker, 3	Warren G. Brazier, 5	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 4	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz, 9	Cam McTavish
		Valerie S. Dixon	Satinder K. Sidhu	Steven M. Donley, 13
		Tasha L. Coulter	Kari Richardson	Vikram Dhir, 1
		Adam M. Dlin	Rina J. Jaswal	Sarah W. Jones
Reply Attention of Direct Tel. EMail Address Our File No.	Stewart L. Muglich 604.891.7701 slm@cwilson.com 34593-0004 / CW3353992.1	Anna D. Sekunova	Jun Ho Song, 5, 9, 12	Michal Jaworski
		Parveen B. Esmail	Shauna K.H. Towriss	Kyle M. Wilson
		Jennifer R. Loeb	Heather M. Hettiarachchi	Eric T. Pau
		Pratibha Sharma	Angela M. Blake	Seva Batkin
		David A. Hunter	Matthew R. Ely

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

May 13, 2010 VIA SEDAR	Canada 1 Alberta 2 Manitoba 3 Ontario 4 Saskatchewan	United States 5 California 6 Colorado 7 District of Columbia 8 Florida 9 New York 10 Virginia 11 Washington 12 Nevada	International 13 Australia 14 Hong Kong 15 United Kingdom

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
United States of America

Dear Mr. Jeffrey Riedler/Nandini Acharya:

Re:	Pure Pharmaceuticals Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2010
File No. 000-52885

     The following are the Company’s responses to our telephone conversation. In connection therewith we attach hereto a revised Schedule 14A which now: (a) includes disclosure on when the convertible stock of the Company’s subsidiary is convertible into stock of the Company; and (b) supplements the reason for the stock split with the reasons which were enumerated in our prior response letter. We look forward to receiving your comments on the attached. Should you have any questions, please feel free to contact the undersigned at 604-891-7701.

Yours truly,
CLARK WILSON LLP
Per: /s/ Stewart L. Muglich
Stewart L. Muglich

SLM/aap

Encl.

cc:	Pure Pharmaceuticals Corp. Attn: Roger Gordon

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Some lawyers at Clark Wilson LLP practice through law corporations.